Exhibit 99.23

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019.

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Cresco Labs Inc. (the “Company” or “Cresco”) is for the three months ended March 31, 2020 and 2019. It is supplemental to, and should be read in conjunction with, the Company’s audited combined financial statements and accompanying notes for the year ended December 31, 2019, and the Company’s unaudited condensed interim consolidated financial statements and accompanying notes for the three months ended March 31, 2020 and 2019. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Financial information presented in this MD&A is presented in United States dollars (“$” or “US$”), unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102–Continuous Disclosure Obligations of the Canadian Securities Administrators.

The Company has provided certain supplemental non-IFRS financial measures in this MD&A. Where the Company has provided such non-IFRS financial measures, we have also provided a reconciliation to the most comparable IFRS financial measure. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Please see the information under the header “Non-IFRS Financial Measures” for additional information the Company’s use of non-IFRS financial measures and the reasons therefore.

This MD&A contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable United States securities laws and Canadian securities laws. Please refer to the discussion of forward-looking statements and information set out under the heading “Cautionary Note Regarding Forward Looking Information”, located at the beginning of the Company’s Annual Information Form for the year ended December 31, 2019, filed on SEDAR. As a result of many factors, the Company’s actual results may differ materially from those anticipated in these forward-looking statements and information.

OVERVIEW OF THE COMPANY

Cresco Labs Inc. (the “Company” or “Cresco”) was incorporated in the Province of British Columbia and is licensed to cultivate, manufacture and sell cannabis and cannabis products. The Company operates in Illinois, Pennsylvania, Ohio, California, Nevada, Arizona, Maryland, Massachusetts and New York. Subsequent to March 31, 2020, the Company commenced operations in Michigan.

Additionally, the Company operates a nicotine vape business in Canada.

Wholly-owned subsidiaries and entities of Cresco whose principal business is the cultivation, production, distribution, or sale of adult-use and medical cannabis and adult-use and medical cannabis products and retail, wholesale, and online nicotine vape business, are listed below:

•	Cresco Labs, LLC (“Cresco IL”), of which the Company owns 44.6%.

•	Cresco Labs Notes Issuer, LLC (“Cresco Notes”), of which Cresco IL owns 100%.

•	Cresco Labs PA, LLC (“Cresco PA”), wholly-owned by Cresco Notes, which holds a 100% interest in an operating company, Cresco Yeltrah, LLC (“Yeltrah”).

•	Cresco Notes holds a 99% interest in an operating company, Cresco Labs Ohio, LLC (“Cresco Ohio”).

•	Cresco Edibles, LLC, wholly-owned by Cresco Notes, which holds a 75% interest in an operating company, TSC Cresco, LLC (“TSC”).

•	Cresco Labs SLO, LLC (“California”), wholly-owned by Cresco Notes, which holds an 80% interest in an operating company, SLO Cultivation, Inc. (“SLO”)

•	Cresco Labs TINAD, LLC (“TINAD”), wholly-owned by Cresco Notes, which holds a 100% interest in an operating entity, PDI Medical III, LLC d/b/a Sunnyside – Buffalo Grove (“PDI”).

•	Cresco Labs Phoenix Farms, LLC, wholly-owned by Cresco Notes, which holds an 100% interest in an operating company, Phoenix Farms of Illinois, LLC d/b/a Sunnyside – Champaign (“Phoenix”).

•

Cresco Labs Nevada, LLC, wholly-owned by Cresco Notes, which holds a 1.2% interest in an operating company, Lighthouse Strategies, LLC (“Lighthouse”) effective August 12, 2019, with an option to convert an issued loan into an additional approximate 1% of ownership.

•	Cresco Labs Arizona, LLC, wholly-owned by Cresco Notes, which holds a 100% interest in an operating company, Arizona Facilities Supply, LLC (“Arizona”).

•

MedMar Inc., wholly-owned by Cresco, which holds an 87.6% interest in MedMar Lakeview, LLC d/b/a Sunnyside – Lakeview (“Medmar Lakeview”) and a 75% interest in MedMar Rockford, LLC d/b/a Sunnyside – Rockford (“Medmar Rockford”).

•	JDC Elmwood, LLC, wholly-owned by Cresco Notes, which holds a 100% interest in an operating company, FloraMedex, LLC d/b/a Sunnyside – Elmwood Park (“FloraMedex”).

•

Cresco HHH, LLC (“Cresco HHH”), wholly-owned by Cresco Notes, which holds a 100% interest in an operating company, Hope Heal Health, Inc. (“HHH”). Legal close of the HHH acquisition occurred on February 7, 2020.

•	Gloucester Street Capital, LLC (“GSC”), wholly-owned by Cresco, which holds a 100% interest in an operating company, Valley Agriceuticals, LLC (“Valley Ag”).

•

CannaRoyalty Corp., wholly-owned by Cresco, which holds a 100% interest in Cali-AntiFragile Corp., a California corporation, which holds a 100% interest in operating companies: Kaya Management Inc., Alta Supply Inc., FloraCal, Cub City, LLC and RPE Inc., (collectively referred to as the operating company “Origin House”). The Origin House acquisition closed on January 8, 2020.

Cresco is primarily engaged in the business of cultivating medical grade cannabis, manufacturing medical grade products derived from cannabis cultivation, and distributing such products to medical or adult use consumers in legalized cannabis markets. Cresco exists to provide high-quality and consistent cannabis-based products to consumers. Cresco’s business focuses on regulatory compliance while working to develop condition-specific strains of cannabis and non-invasive delivery methods (alternatives to smoke inhalation) to provide controlled-dosage medicinal cannabis relief to qualified patients and consumers in legalized cannabis markets. The Company currently operates three medical and adult-use cannabis cultivation and manufacturing centers in Illinois and seven dispensary locations in Illinois; one medical cannabis cultivation and manufacturing center in Pennsylvania, three dispensary locations in Pennsylvania and two additional dispensary locations under construction in Pennsylvania; one medical cannabis cultivation center and one dispensary location in Ohio; three cultivation centers, one processing facility and two distribution facilities in California; two cultivation centers in Arizona and one manufacturing and dispensary location in Arizona; one processing center in Maryland; one medical cannabis cultivation center license in New York and four dispensary locations in New York; one cultivation center and dispensary in Massachusetts; and thirty (30) nicotine vape stores in Canada. In Illinois, Cresco’s dispensary applications received the highest, second highest and third highest scores, respectively, of all applications reviewed by the State of Illinois. Subsequently, the Company was the first cultivator to receive approvals to grow adult-use cannabis; all three cultivation facilities were granted approvals in that state. Additionally, the Company’s five dispensary locations were approved for dispensing adult-use cannabis in that state upon legalization, effective January 1, 2020. Secondary sites corresponding to the five current dispensary licenses were also awarded, allowing for up to ten dispensary locations upon zoning approval by local jurisdictions. The zoning for the first such secondary site dispensary located in Chicago’s River North neighborhood was approved by the City of Chicago on March 6, 2020. On May 28, 2020, the Company began adult-use cannabis sales at this location. In Pennsylvania, Cresco was awarded the highest score during the application process and had the second highest overall score, making it one of only five cultivators that was also awarded a dispensary license which allows for up to three dispensaries. The Company was subsequently awarded a second dispensary license allowing an additional three dispensaries for a total of six locations across the state. During 2019, the Company announced a new dispensary brand, Sunnyside*, created to accelerate industry growth and shift people’s expectations and perceptions around shopping for cannabis from intimidation and doubt to curiosity and acceptance through a new trail and marketing approach. Five Sunnyside* dispensaries opened on January 1, 2020 in the Illinois market with two additional locations beginning operations in May 2020.

Cresco is currently located at Suite 110, 400 W. Erie St, Chicago, IL 60654 and employs approximately 1,700 people, while being voted a finalist for “Best Places to Work” by Crain’s Chicago Business in 2019.

Issuing IPO, Reverse Takeover & Corporate Structure

The Company (then Randsburg Gold Corporation) was incorporated in the Province of British Columbia under the Company Act (British Columbia) on July 6, 1990. On December 30, 1997, the Company changed its name from Randsburg Gold Corporation to Randsburg International Gold Corp. (“Randsburg”) and consolidated its common shares on a five (5) old for one (1) new basis. On November 30, 2018, in connection with the Reverse Takeover, the Company (i) consolidated its outstanding Randsburg Common Shares on an 812.63 old for one (1) new basis, and (ii) filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to change its name from Randsburg to Cresco Labs Inc. and to amend the rights and restrictions of its existing class of common shares, redesignate such class as the class of Subordinate Voting Shares and create the Proportionate Voting Shares and the Super Voting Shares.

The Company’s registered office is located at Suite 2200, 1055 West Hastings Street, Vancouver, BC V6E 2E9. Pursuant to the Reverse Takeover, among the Company (then Randsburg) and Cresco, a series of transactions was completed on November 30, 2018 resulting in a reorganization of Cresco and Randsburg and pursuant to which Randsburg became the indirect parent and sole voting unitholder of Cresco. The series of transactions constituted a Reverse Takeover of Randsburg by Cresco under applicable securities laws.

Cresco was formed as a limited liability company under the laws of the state of Illinois on October 8, 2013 and is governed by the Pre-Combination LLC Agreement. The Pre-Combination LLC Agreement was further amended and restated in connection with the completion of the Reverse Takeover.

Set forth below is the organization chart of the Company.

Recent Developments

On April 26, 2019, the Company announced that it filed and received a receipt for a preliminary short form base shelf prospectus (the “Shelf Prospectus”) with the securities commissions in each of the provinces of Canada, except Québec. The Shelf Prospectus, when made final, will allow the Company to offer up to C$500,000 thousand of subordinate voting shares, debt securities, subscription receipts, warrants, and units, or any combination thereof, from time to time during the 25-month period that the final Shelf Prospectus is effective. The Company filed this Shelf Prospectus in order to maintain financial strength and flexibility going forward; the final version of the Shelf Prospectus was filed and accepted on July 26, 2019. The specific terms of any future offering of securities, including the use of proceeds from any offering, will be established in prospectus supplements to the Shelf Prospectus, which will be filed with the applicable Canadian securities regulatory authorities.

On May 28, 2019, the Company announced that shareholders representing 205,172,192 common shares (the “Shareholders”) have entered into voluntary lock-up agreements with the Company (the “Agreements”), representing 97% of the shares subject to an initial lock-up and 80% of total issued subordinate voting shares (on an as-if converted basis). Included among the Shareholders are all of the Company’s founders, its entire executive management team and board of directors, as well as several of the largest outside investors in Cresco. The voluntary lock-up Agreements stipulate that these shareholders will not, subject to limited exception, offer to sell, contract to sell, lend, pledge or otherwise dispose of any Cresco securities, or enter into any transaction to such effect, directly or indirectly, in addition to other restrictions until December 3, 2019, when a portion of the shares will be released followed by the remainder of the shares being released by June 3, 2020.

On September 18, 2019, the Company filed a prospectus supplement (the “Offering”), together with the short form base shelf prospectus described above, which qualified the distribution of 7,350,000 units (the “Offered Units”) of Cresco at a price of C$10.00 per Offered Unit (the “Offering Price”) pursuant to an amended and restated underwriting agreement (the “Underwriting Agreement”) dated as of September 16, 2019 between Cresco and Canaccord Genuity Corp., Beacon Securities Limited, Cormark Securities Inc., Eight Capital and GMP Securities L.P. (collectively, the “Underwriters”). Each Offered Unit was comprised of one subordinate voting share (“SVS”) of Cresco (each, a “Unit Share”) and one-half of one SVS purchase warrant of Cresco (each whole SVS purchase warrant, a “Warrant”). Each Warrant is exercisable into one SVS of Cresco (each, a “Warrant Share”) at an exercise price of C$12.50 per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the date that is 36 months following the closing of the Offering. The Offered Units immediately separate into Unit Shares and Warrants upon issuance. Pursuant to the Underwriting Agreement, Cresco agreed to pay to the Underwriter a fee representing 5.0% of the aggregate gross proceeds of the Offering.

Cresco granted the Underwriter an option to purchase up to an additional 1,102,500 Offered Units (the “Additional Units”) at the Offering Price per Additional Unit on the same terms and conditions as the Offering for a period of 30 days from and including the closing date (September 24, 2019) to cover over allotments, if any, and for market stabilization purposes. On October 24, 2019, the Company issued an additional 551,250 share purchase warrants (the “Additional Warrants”) at a price of C$2.16 per Additional Warrant for gross proceeds of C$1,190,700, pursuant to the partial exercise of the Underwriter’s over-allotment option.

On December 3, 2019, the Company entered into an equity distribution agreement with Canaccord Genuity Corp. pursuant to which the Company may, from time to time, sell up to C$55,000 thousand of SVS. The Company intends to use the net proceeds of the at-the-market program, if any, principally for general corporate purposes, including funding ongoing discretionary capital programs and potential future acquisitions.

On February 2, 2020, the Company closed on a senior secured term loan agreement (the “Term Loan”) for an aggregate principal amount of $100,000 thousand, with the mutual option to increase the principal amount to $200,000 thousand.

Federal Regulatory Environment

Canadian-Securities Administrators Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis-related activities in the United States as permitted within a particular state’s regulatory framework. All issuers with United States cannabis-related activities are expected to clearly and prominently disclose certain prescribed information in prospectus filings and other required disclosure documents.

In accordance with Staff Notice 51-352, Cresco will evaluate, monitor and reassess the disclosure contained herein, and any related risks, on an ongoing basis and the same will be supplemented, amended and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. As a result of Cresco’s operations, it is subject to Staff Notice 51-352 and accordingly provides the following disclosure.

Cresco currently directly derives a substantial portion of its revenues from the cannabis industry in certain U.S. states, which industry is illegal under U.S. Federal Law. As of March 31, 2020, the Company is directly involved (through licensed subsidiaries) in both the adult-use and medical cannabis industry in the states of Illinois, Pennsylvania, Ohio, Arizona, Maryland, California and Massachusetts as permitted within such states under applicable state law which states have regulated such industries.

The cultivation, sale and use of cannabis is illegal under federal law pursuant to the U.S. Controlled Substance Act of 1970 (the “CSA”). Under the CSA, the policies and regulations of the United States Federal Government and its agencies are that cannabis has no medical benefit and a range of activities including cultivation and the personal use of cannabis is prohibited. The Supremacy Clause of the United States Constitution establishes that the United States Constitution and federal laws made pursuant to it are paramount and in case of conflict between federal and state law, the federal law shall apply.

On January 4, 2018, former U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the United States, including the Cole Memo (as defined herein). With the Cole Memo rescinded, U.S. federal prosecutors have been given discretion in determining whether to prosecute cannabis-related violations of U.S. federal law. If the Department of Justice policy was to aggressively pursue financiers or equity owners of cannabis-related business, and United States Attorneys followed such Department of Justice policies through pursuing prosecutions, then the Company could face (i) seizure of its cash and other assets used to support or derived from its cannabis subsidiaries, and (ii) the arrest of its employees, directors, officers, managers and investors, who could face charges of ancillary criminal violations of the CSA for aiding and abetting and conspiring to violate the CSA by virtue of providing financial support to state- licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis. Additionally, as has recently been affirmed by U.S. Customs and Border Protection, employees, directors, officers, managers and investors of the Company who are not U.S. citizens face the risk of being barred from entry into the United States for life.

Unless and until the United States Congress amends the CSA with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a significant risk that federal authorities may enforce current U.S. federal law. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects would be materially adversely affected.

Despite the current state of the federal law and the CSA, the states of California, Nevada, Massachusetts, Maine, Michigan, Illinois, Washington, Oregon, Colorado, Vermont and Alaska, and the District of Columbia, have legalized recreational use of cannabis. Maine has not yet begun recreational cannabis commercial operations as of March 31, 2020. In early 2018, Vermont became the first state to legalize recreational cannabis by passage in a state legislature but does not allow commercial sales of recreational cannabis. Although the District of Columbia voters passed a ballot initiative in November 2014, no commercial recreational operations exist because of a prohibition on using funds for regulation within a federal appropriations amendment to local District spending powers.

In addition, over half of the U.S. states have enacted legislation to legalize and regulate the sale and use of medical cannabis, provided that there are strict limits on the levels of THC. However, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions.

The Company’s objective is to capitalize on the opportunities presented as a result of the changing regulatory environment governing the cannabis industry in the United States. Accordingly, there are a number of significant risks associated with the business of the Company. Unless and until the United States Congress amends the CSA with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a significant risk that federal authorities may enforce current federal law, and the business of the Company may be deemed to be producing, cultivating, extracting, or dispensing cannabis or aiding or abetting or otherwise engaging in a conspiracy to commit such acts in violation of federal law in the United States.

For these reasons, the Company’s investments in the United States cannabis market may subject the Company to heightened scrutiny by regulators, stock exchanges, clearing agencies and other Canadian authorities. There are a number of risks associated with the business of the Company. See sections entitled “Regulatory Overview” and “Risk Factors” in “United States Regulatory Environment”, “Risk Factors” and “General Development of the Business” and “Description of the Business” in the Annual Information Form dated April 28, 2020.

On September 25, 2019, the Secure and Fair Enforcement Banking Act of 2019 (“SAFE Banking Act”) was passed by the U.S. House of Representatives in a 321 to 103 vote. The SAFE Banking Act would permanently protect state-chartered banks and credit unions that service state-legal cannabis companies from being penalized by federal regulators. On May 17, 2020, the legislative language of the SAFE Banking Act was included in a stimulus bill known as The Health and Economic Recovery Omnibus Emergency Solutions Act (“HEROES Act”). The HEROES Act was passed by the U.S. House of Representatives in a 208 to 199 vote. The bill or a version of it is expected to be up for vote in the Republican-controlled Senate in the coming months.

On November 20, 2019, the House Judiciary Committee approved the Marijuana Opportunity Reinvestment and Expungement Act of 2019 (“MORE Act”) in a 24 to 10 vote. The MORE Act would decriminalize and remove Cannabis as a Schedule I substance. The MORE Act now will likely be brought up for a vote in the Democratic-controlled House of Representatives in the coming months.

The States In Which We Operate, Their Legal Framework and How It Affects Our Business

Illinois Operations

The Compassionate Use of Medical Cannabis Pilot Program Act, which allows individuals diagnosed with a debilitating medical condition access to medical marijuana, became effective January 1, 2014. There were over 41 qualifying conditions as part of the initial medical program, including epilepsy, traumatic brain injury, and post-traumatic stress disorder (“PTSD”).

The Opioid Alternative Pilot Program launched on January 31, 2019 and allows patients that receive or are qualified to receive opioid prescriptions access to medical marijuana as an alternative in situations where an opioid could generally be prescribed. Under this new program, patients with doctor approval can receive near-immediate access to cannabis products from an Illinois licensed dispensary. The Opioid Alternative Pilot Program eliminates the previously required fingerprinting and background checks that often delay patients’ access to medical cannabis by up to three months.

In June 2019, the Illinois House of Representatives and Senate passed Senate Bill 2023 which added 11 additional debilitating illnesses such as chronic pain, migraines and irritable bowl syndrome to the list of qualifying medical conditions. This bill was signed into law in August by Governor JB Pritzker.

In January 2019, JB Pritzker was sworn into office as Governor of Illinois. Cresco’s CEO and co-founder, Charles Bachtell, has been appointed to the Cannabis Legalization Subcommittee of the governor’s transition team. Cannabis Legalization is one of four subcommittees under the Governor’s Restorative Justice and Safe Communities Transition Committee. The primary goals of the Cannabis Legalization Subcommittee are to evaluate and develop implementation recommendations for the Governor’s platform on legalizing cannabis. In June 2019, Governor Pritzker signed the Cannabis Regulation and Taxation Act (CRTA) into law, making Illinois the 11th state to legalize recreational marijuana.

Illinois’ retail market for the first three calendar months of 2020 was $188 million, representing a 322% year-over-year increase.

Cresco currently operates three (3) medical/adult-use cannabis cultivation and manufacturing centers in Illinois and owns five (5) medical/adult-use dispensary locations in Illinois. Licenses were awarded based on merit in a highly competitive application process to applicants who demonstrated strong operational expertise and financial backing. Since the beginning of 2019, Cresco has established a 21% wholesale market share in Illinois.

Cresco is licensed to operate in the state of Illinois as a medical and adult-use cultivator and medical and adult-use product manufacturer. Phoenix, PDI, FloraMedex, MedMar Lakeview, and MedMar Rockford, are licensed to operate retail dispensaries in the state of Illinois. These dispensaries were rebranded as Sunnyside* dispensaries in early 2020. Under applicable laws, the licenses permit Cresco and its subsidiaries to collectively cultivate, manufacture, process, package, sell, and purchase marijuana pursuant to the terms of the licenses, which are issued by the Department of Agriculture and the Department of Financial and Professional Regulation under the provisions of the Illinois Revised Statutes 410 ILCS 130. All licenses are, as of the date hereof, active with the State of Illinois. There are two categories of licenses in Illinois: (i) cultivation/processing; and (ii) dispensary. The licenses are independently issued for each approved activity.

All cultivation/processing establishments must register with Illinois Department of Agriculture. All dispensaries must register with the Illinois Department of Financial and Professional Regulation. If applications contain all required information and after vetting by officers, establishments are issued a medical marijuana establishment registration certificate. Registration certificates are valid for a period of one year and are subject to annual renewals after required fees are paid and the business remains in good standing. Renewal requests are typically communicated through email from the Department of Agriculture or Illinois Department of Financial and Professional Regulation and include a renewal form.

The retail dispensary licenses held by Phoenix, PDI, FloraMedex, MedMar Lakeview, and MedMar Rockford permit the Company to purchase marijuana and marijuana products from cultivation/processing facilities and allows the sale of marijuana and marijuana products to registered patients and adult-use customers. The five dispensary locations were approved on October 16, 2019 to begin dispensing adult-use cannabis on January 1, 2020 and were also approved to open secondary site adult-use dispensaries by the Illinois Department of Financials and Professional Regulation. Two of the five additional dispensaries will be located within the City of Chicago. The zoning for the first such secondary site dispensary located in Chicago’s River North neighborhood was approved by the City of Chicago on March 6, 2020. In May 2020, the Company announced the opening of the sixth and seventh Sunnyside* locations in Danville and Chicago-River North, respectively.

The three medical cultivation licenses held by Cresco permit it to acquire, possess, cultivate, manufacture/process into edible medical marijuana products and/or medical marijuana-infused products, deliver, transfer, have tested, transport, supply or sell marijuana and related supplies to medical marijuana dispensaries. In September 2019, the three cultivation facilities were approved for growing adult-use cannabis by the Illinois Department of Agriculture, for a total cultivation capacity of 630 thousand square feet, the maximum allowed by law.

Pennsylvania Operations

The Pennsylvania medical marijuana program was signed into law on April 17, 2016 under Act 16 and provided access to state residents with one of 21 qualifying conditions, including epilepsy, cancer, chronic pain, and PTSD. The state, which consists of over 12 million U.S. citizens and qualifies as the fifth largest population in the U.S., operates as a high-barrier market with very limited market participation. The state originally awarded only 12 licenses to cultivate/process and 27 licenses to operate retail dispensaries (which entitled holders to up to three medical dispensary locations). Out of the hundreds of applicants in each license category, Yeltrah was awarded one (1) medical cannabis cultivation and manufacturing center in Pennsylvania, and three (3) dispensary locations in Pennsylvania. Yeltrah has established an estimated 20%+ market share in Pennsylvania.

Retail sales commenced in February 2018 to a limited number of retail locations across the state. On February 15, 2018, Yeltrah was the first cultivator/processor to release product into the Pennsylvania market (approximately 6 weeks ahead of any other producer), and its dispensary was the first to sell product to patients in the state.

On March 22, 2018, it was announced that the final phase of the Pennsylvania medical marijuana program would initiate its rollout, which will include 13 additional cultivation/processing licenses and 23 additional dispensary licenses. The application period ran from April 2018 through May 17, 2018. Yeltrah submitted additional dispensary applications and in December of 2018 an additional dispensary license was obtained to open three (3) additional dispensary locations, for a total of six (6) in the state of Pennsylvania.

In the introductory months of the program, Pennsylvania’s medical marijuana dispensaries experienced supply shortages and were unable to keep up with statewide demand. It was announced on April 17, 2018 that dry flower would be included in the regulations as an approved product form for sale and consumption (in addition to the already approved forms of concentrates, pills, and tinctures).

Under applicable laws, the licenses permit Yeltrah to cultivate, manufacture, process, package, sell, and purchase medical marijuana pursuant to the terms of the licenses, which are issued by the Pennsylvania Department of Health under the provisions of Medical Marijuana Act (35 P.S. § § 10231.101 — 10231.2110) and Chapters 1141, 1151 and 1161 of the Pennsylvania regulations. All licenses are, as of the date hereof, active with the Commonwealth of Pennsylvania. There are two categories of licenses in Pennsylvania: (i) cultivation/processing; and (ii) dispensary. The licenses are independently issued for each approved activity for use at Yeltrah facilities in Pennsylvania.

All cultivation/processing establishments must register with the Pennsylvania Department of Health. All dispensaries must register with the Pennsylvania Department of Health. Registration certificates are valid for a period of one year and are subject to annual renewals after required fees are paid and the business remains in good standing. Specifically, for licenses that Yeltrah currently holds have each undergone one or two renewals.

The retail dispensary licenses permit Yeltrah to purchase marijuana and marijuana products from cultivation/processing facilities and allows the sale of marijuana and marijuana products to registered patients.

The medical cultivation licenses permit Yeltrah to acquire, possess, cultivate, manufacture/process into edible medical marijuana products and/or medical marijuana-infused products, deliver, transfer, have tested, transport, supply or sell marijuana and related supplies to medical marijuana dispensaries.

On September 25, 2019, Pennsylvania’s Governor held a press conference to announce a majority of Pennsylvania citizens were in favor of adult-use cannabis. He called on the General Assembly to consider the legalization of adult-use cannabis and provided additional actions to seek a path forward. On October 31, 2019, Senate Bill 350 (“SB 350”) was introduced to legalize cannabis for adult-use. SB 350, in due course, will be assigned to a Senate committee for consideration by the Pennsylvania State Senate.

Ohio Operations

House Bill 523, effective on September 8, 2016, legalized medical marijuana in Ohio. The Ohio Medical Marijuana Control Program (“MMCP”) allows people with certain medical conditions, upon the recommendation of an Ohio-licensed physician certified by the State Medical Board, to purchase and use medical marijuana. House Bill 523 required that the framework for the MMCP become effective as of September 2018. This timeframe allowed for a deliberate process to ensure the safety of the public and to promote access to a safe product.

The three following state government agencies are responsible for the operation of MMCP: (1) the Ohio Department of Commerce is responsible for overseeing medical marijuana cultivators, processors and testing laboratories; (2) the State of Ohio Board of Pharmacy is responsible for overseeing medical marijuana retail dispensaries, the registration of medical marijuana patients and caregivers, the approval of new forms of medical marijuana and coordinating the Medical Marijuana Advisory Committee; and, (3) the State Medical Board of Ohio is responsible for certifying physicians to recommend medical marijuana and may add to the list of qualifying conditions for which medical marijuana can be recommended. Qualifying medical conditions for medical marijuana include: HIV/AIDS, Lou Gehrig’s disease, Alzheimer’s disease, cancer, chronic traumatic encephalopathy, Crohn’s disease, epilepsy or other seizure disorder, fibromyalgia, glaucoma, hepatitis C, inflammatory bowel disease, multiple sclerosis (MS), pain (either chronic, severe, or intractable), Parkinson’s disease, PTSD, sickle cell anemia, spinal cord disease or injury, Tourette’s syndrome, traumatic brain injury, and ulcerative colitis. In order for a patient to be eligible to obtain medical marijuana, a physician must make the diagnosis of one of these conditions.

Several forms of medical marijuana are legal in Ohio, these include: inhalation of marijuana through a vaporizer (not direct smoking), oils, tinctures, plant material, edibles, patches and any other forms approved by the State of Ohio Board of Pharmacy.

On June 4, 2018, the State of Ohio Board of Pharmacy awarded 56 medical marijuana provisional dispensary licenses. The licenses were awarded after an extensive review of 376 submitted dispensary applications.

Provisional licensees are authorized to begin the process of establishing a dispensary in accordance with the representations in their applications and the rules adopted by the State of Ohio Board of Pharmacy. Per state of Ohio regulations, all provisional license holders have a maximum of six months to demonstrate compliance with the dispensary operational requirements to obtain a certificate of operation. Compliance will be determined through an inspection by a Board of Medical Marijuana Compliance Agent. Once a dispensary is awarded a certificate of operation, it can begin selling medical marijuana to Ohio patients and caregivers in accordance with Ohio laws and rules.

By rule, the State of Ohio Board of Pharmacy is limited to issuing up to 60 dispensary licenses across the state but will have the authority to increase the number of licenses. To date, no announcement has been made if the number of licenses will be increased. Per the program rules, the Board will consider, on at least a biennial basis, whether enough medical marijuana dispensaries exist, considering the state population, the number of patients seeking to use medical marijuana, and the geographic distribution of dispensary sites.

Cresco Ohio was awarded one provisional dispensary license which is located in Wintersville, Ohio. The dispensary license permits Cresco Ohio to purchase marijuana and marijuana products from cultivation/processing facilities and allows the sale of marijuana and marijuana products to registered patients.

Cresco Ohio applied for and, on November 30, 2017, received one provisional cultivation license. Cresco Ohio’s cultivation facility is a hybrid greenhouse structure located in Yellow Springs, Ohio. The medical cultivation licenses permit will permit Cresco Ohio to acquire, possess, cultivate, manufacture/process into medical marijuana products, deliver, transfer, have tested, transport, supply or sell marijuana and related supplies to medical marijuana dispensaries.

A holder of a provisional cultivation license is prohibited from operating as a licensed cultivator and performing any cultivation or production activities, including the procurement of seeds, seedlings, or other starting plant material until a Certificate of Operation is issued by the Ohio Department of Commerce. This provisional license serves as authorization from the Ohio Department of Commerce for Cresco Ohio to begin the construction or modification of the facility and to secure any other applicable permits needed from local jurisdictions in order to receive a Certificate of Operation. Pursuant to Ohio Administrative Code s. 3796:2-1-06(B), a provisional license holder has nine (9) months to obtain a Certificate of Operation. On September 14, 2018, Cresco Ohio received its Certificate of Operation for cultivation.

On December 12, 2018, Cresco Ohio was granted the first dispensary Certificate of Operation in the state, which was over a month in advance of any other dispensary operator. Retail sales commenced on January 16, 2019 with the first cannabis sale taking place at the Wintersville dispensary. This was the second state medical marijuana program in which the Company was first to market.

The Company has certain agreements with Verdant Creations, LLC and its affiliates (“Verdant”) that will give the Company the option to purchase four additional Ohio dispensaries currently operated by Verdant. Completion of the transaction is subject to approval by the Ohio Board of Pharmacy and, upon closing, Cresco will have a total of five dispensaries in Ohio, the maximum allowed by the state.

California Operations

In 1996, California was the first state to legalize medical marijuana through Proposition 215, the Compassionate Use Act of 1996 (“CUA”). This legalized the use, possession and cultivation of medical marijuana by patients with a physician recommendation for treatment of cancer, anorexia, AIDS, chronic pain, spasticity, glaucoma, arthritis, migraine, or any other illness for which marijuana provides relief.

In 2003, Senate Bill 420 was signed into law establishing an optional identification card system for medical marijuana patients.

In September 2015, the California legislature passed three bills collectively known as the “Medical Cannabis Regulation and Safety Act” (“MCRSA”). The MCRSA established a licensing and regulatory framework for medical marijuana businesses in California. The system created multiple license types for dispensaries, infused products manufacturers, cultivation facilities, testing laboratories, transportation companies, and distributors. Edible infused product manufacturers would require either volatile solvent or non-volatile solvent manufacturing licenses depending on their specific extraction methodology. Multiple agencies would oversee different aspects of the program and businesses would require a state license and local approval to operate. However, in November 2016, voters in California overwhelmingly passed Proposition 64, the “Adult-Use of Marijuana Act” (“AUMA”) creating an adult-use marijuana program for adults 21 years of age or older. AUMA had some conflicting provisions with MCRSA, so in June 2017, the California State Legislature passed Senate Bill No. 94, known as Medicinal and Adult-Use Cannabis Regulation and Safety Act (“MAUCRSA”), which amalgamates MCRSA and AUMA to provide a set of regulations to govern medical and adult-use licensing regime for cannabis businesses in the state of California. MAUCRSA went into effect on January 1, 2018. The four agencies that regulate marijuana at the state level are the BCC, the California Department of Food and Agriculture, the California Department of Public Health, and the California Department of Tax and Fee Administration.

In order to legally operate a medical or adult-use cannabis business in California, the operator must have both a local and state license. This requires license holders to operate in cities with marijuana licensing programs. Therefore, cities in California are allowed to determine the number of licenses they will issue to marijuana operators or can choose to outright ban marijuana.

On June 7, 2018, Cresco acquired a 60% ownership interest in SLO, a marijuana cultivation facility in operation in the cities of Carpinteria (Santa Barbara County) and San Luis Obispo (San Luis Obispo County), California. On September 27, 2018, Cresco acquired a further 20% ownership interest to bring the total ownership to 80%. The cultivation facility has a capacity of up to 650,000 square feet of greenhouse production space.

SLO is licensed to operate as a medical and adult-use cultivator and processor under applicable California and local jurisdictional law (the “California License”). The California License permits SLO to cultivate and process medical and adult-use cannabis in the state of California pursuant to the terms of the California License issued by the BCC under the provision of the MAUCRSA and California Assembly Bill No. 133. In California, licenses are independently issued for each approved activity for use.

California state and local licenses are renewed annually. Each year, licensees are required to submit a renewal application per guidelines published by BCC. While renewals are annual, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, SLO would expect to receive the applicable renewed license in the ordinary course of business. While SLO’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that the licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of the Resulting Issuer and have a material adverse effect on its business, financial condition, results of operations or prospects.

SLO applied for and was granted licenses permitting it to cultivate, manufacture, and distribute retail medical (and in some instances, adult-use) cannabis and cannabis-related products:

Mendota (Fresno County)

•	SLO has been issued a provisional license for Type 7 (Manufacturing 2 – Volatile), Adult-Use & Medical (“A&M”).

•	SLO has been issued a provisional license for Type 11 (Distribution), A&M.

•	SLO submitted annual applications for the two listed license types to the state regulator and is awaiting approval for these annual applications.

Carpinteria (SB County)

•	SLO has been issued provisional licenses for Cultivation: Small Mixed-Light Tier 1. Additionally, SLO has been issued provisional licenses in:

•	Nursery, allowing for the planting and cultivation of medical cannabis from seeds, clones, and immature plants.

•	Processor Type, allowing for the harvesting, drying, curing, grading or tanning of cannabis as well as the packaging and labelling of certain non-manufactured cannabis.

•	SLO submitted annual applications for the three listed license types to the state regulator awaiting approval of annual applications.

Origin House

On April 1, 2019, Cresco entered into a definitive agreement (“Origin House Agreement”) with CannaRoyalty Corp. d/b/a Origin House, pursuant to which Cresco will acquire all issued and outstanding shares of Origin House. Under the terms of the Origin House Agreement and subsequent amendments, holders of common shares of Origin House will receive 0.7031 subordinate voting shares of Cresco Labs for each Origin House share (the “Transaction”).

The Transaction represents a total consideration of $428.2 million on a fully-diluted basis, and as of this date, is among the largest of public company acquisitions in the history of the U.S. cannabis industry. The combined entity will be: one of the largest vertically-integrated multi-state cannabis operators in the United States; a leading North American cannabis company, by footprint; and one of the largest cannabis brand distributors.

Origin House has become a leading distributor and provider of brand support services in California, the world’s largest regulated cannabis market. Origin House’s proven strategy has been to build relationships with established dispensaries, build partnerships with established market-leading brands, develop promising cannabis product companies, and then leverage its full suite of support services to transform those products into strong California consumer brands. Origin House delivers over 50+ cannabis brands to more than 500 dispensaries in California, representing approximately 60% market penetration. Following the closing of this acquisition, Cresco brands are expected to be in over 725 dispensaries and Cresco will have access to several additional licenses for cultivation, manufacturing and distribution of cannabis within the state of California.

On January 8, 2020, the Company announced it had closed on its acquisition of Origin House in which the Company acquired 100% of all equity interests of Origin House for 66,482 thousand Cresco shares and 5,961 thousand replacement equity awards, valued at $428,246 thousand.

Arizona Operations

In 2010, Arizona passed Ballot Proposition 203, which amended Title 36 to the Arizona Revised Statutes. This amendment added Chapter 28.1, titled the Arizona Medical Marijuana Act. (the “AMMA”). The AMMA is codified in Arizona Revised Statutes (‘‘ARS’’) § 36-2801 et. seq. The AMMA also appointed the Arizona Department of Health Services (the “ADHS”) as the regulator for the program and authorized ADHS to promulgate, adopt and enforce regulations for the AMMA. These ADHS Regulations are embodied in the Arizona Administrative Code (‘‘AAC’’) Title 9 Chapter 17 (the ‘‘Rules’’).

The ADHS has established the Arizona Department of Health Services Medical Marijuana Program (‘‘MMJ Program’’), which includes a vertically integrated license, meaning if allocated a Medical Marijuana Dispensary Registration Certificate (‘‘Dispensary License’’), entities are authorized to dispense and cultivate medical cannabis. Each Dispensary License allows the holding entity to operate one on-site cultivation facility, and one off-site cultivation facility which can be located anywhere within the state of Arizona. An entity holding a Dispensary License is required to file an application to renew with the ADHS on an annual basis, which must also include audited annual financial statements. While a Dispensary License may not be sold, transferred or otherwise conveyed, Dispensary License holders typically contract with third parties to provide various services related to the ongoing operation, maintenance and governance of its dispensary and/or cultivation facility so long as such contracts do not violate the requirements of the AMMA or the MMJ Program.

On December 6, 2012, Arizona’s first licensed medical marijuana dispensary opened in Glendale. In November 2020, the state of Arizona will include a ballot measure to be voted on for the legalization of adult-use cannabis.

In order to qualify to use medical marijuana under the AMMA, a patient is required to have a “debilitating medical condition.” Valid medical conditions include: HIV, cancer, glaucoma, immune deficiency syndrome, hepatitis C, Chron’s disease, agitation of Alzheimer’s disease, ALS, cachexia/wasting syndrome, muscle spasms, nausea, seizures, severe and chronic pain or another chronic or debilitating condition.

In order for an applicant to receive a Dispensary Registration Certificate (a ‘‘Certificate’’) they must: (i) fill out an application on the form proscribed by ADHS, (ii) submit the applying entity’s articles of incorporation and by-laws, (iii) submit fingerprints for each principal officer or board member of the applicant for a background check to exclude felonies, (iv) submit a business plan and policies and procedures for inventory control, security, patient education, and patient recordkeeping that are consistent with the AMMA and the Rules to ensure that the dispensary will operate in compliance and (v) designate an Arizona licensed physician as the Medical Director for the dispensary. Certificates are renewed annually so long as the dispensary is in good standing with ADHS and pays the renewal fee and submits an independent third-party financial audit.

Once an applicant has been issued a Certificate, they are allowed to establish one physical retail dispensary location, one cultivation location which is co-located at the dispensary’s retail site (if allowed by local zoning) and one additional off-site cultivation location. None of these sites can be operational, however, until the dispensary receives an approval to operate from ADHS for the applicable site. This approval to operate requires: (i) an application on the ADHS form, (ii) demonstration of compliance with local zoning regulations, (iii) a site plan and floor plan for the applicable property, and (iv) an in-person inspection by ADHS of the applicable location to ensure compliance with the Rules and consistency with the dispensary’s applicable policies and procedures.

On October 24, 2018, Cresco obtained a 100% ownership interest in Arizona Facilities Supply, LLC which includes a vertically integrated cultivation, processing and dispensary operation in Arizona.

The licenses in Arizona are renewed annually. Before expiry, licensees are required to submit a renewal application. While renewals are granted annually, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, Cresco would expect to receive the applicable renewed license in the ordinary course of business. While Cresco’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Arizona Cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Arizona Cannabis and would have a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

Nevada Operations

Medical marijuana use was legalized in Nevada by a ballot initiative in 2000. In November 2016, voters in Nevada passed an adult use marijuana measure to allow for the sale of recreational marijuana in the state. The first dispensaries to sell adult-use marijuana began sales in July 2017. The Nevada Department of Taxation (“DOT”) is the regulatory agency overseeing the medical and adult-use cannabis programs. Similar to California, cities and counties in Nevada are allowed to determine the number of local marijuana licenses they will issue.

All marijuana establishments must register with DOT. If applications contain all required information and after vetting by officers, establishments are issued a medical marijuana establishment registration certificate. In a local governmental jurisdiction that issues business licenses, the issuance by DOT of a medical marijuana establishment registration certificate is considered provisional until the local government has issued a business license for operation and the establishment is in compliance with all applicable local governmental ordinances. Final registration certificates are valid for a period of one year and are subject to annual renewals after required fees are paid and the business remains in good standing. The renewal periods serve as an update for DOT on the licensee’s status toward active licensure. It is important to note provisional licenses do not permit the operation of any commercial or medical cannabis activity. Only after a provisional licensee has gone through necessary state and local inspections, if applicable, and has received a final registration certificate from DOT may an entity engage in cannabis business operation.

On August 12, 2019, the Company settled its outstanding loan receivable with Lighthouse, which has cannabis operations in Nevada, through receipt of Lighthouse membership units approximating 1.2% ownership of the parent company. The remaining escrow balance was issued as a new secured convertible promissory note convertible, at the Company’s discretion, into additional membership units approximating 1% ownership of the parent company.

New York Operations

The state of New York’s medical cannabis program was introduced in July 2014 when Governor Andrew Cuomo signed the Compassionate Care Act, which legalized medical cannabis oils for patients with certain qualifying conditions. Under this program, five registered organizations (“ROs”) were licensed to dispense cannabis oil to patients, with the first sale to a patient completed in January 2016. In December 2016, the New York State Department of Health (“NYSDOH”) added chronic pain as a qualifying condition and in the month-and-a-half following the addition of chronic pain, the number of registered patients increased by 18%. In August 2017, the NYSDOH granted licenses to five additional registered organizations.

In November 2017, Governor Cuomo signed a bill to add PTSD as a qualifying condition, and, in July 2018, the NYSDOH added opioid replacement as a qualifying condition, meaning any condition for which an opioid could be prescribed is now a qualifying condition for medical cannabis. In August 2018, Governor Cuomo, prompted by a NYSDOH study which concluded the “positive effects” of cannabis legalization “outweigh the potential negative impacts”, appointed a group to draft a bill for regulating legal adult-use cannabis sales in New York. During Governor Cuomo’s January 2019 State of the State Address, he announced the proposal of the governmental agency, The Office of Cannabis Management. This agency would regulate and oversee the state’s medical marijuana program, adult-use program and hemp program. The executive director of this agency would have the authority to grant ROs currently registered and in good standing with the NYSDOH, the ability to be licensed to cultivate, process or sell adult-use cannabis and cannabis products.

Each RO license allows for the cultivation, processing, and dispensing of medical cannabis products. Each RO is permitted to open four dispensaries in NYSDOH-designated regions throughout the state, and one cultivation/processing facility. Permitted products include oil-based formulations (i.e., vaporizer cartridges, tinctures and capsules), and ground-flower sold in tamper-proof vessels. Each RO is required to cultivate and process all medical cannabis products they dispense; however, wholesale transactions are permitted with approval from the state and home delivery is now permitted.

All cultivation/processing and dispensing establishments must register with the NYSDOH pursuant to Public Health Law § 3365(9). Registrations issued by NYSDOH are valid for a two-year period. As embodied in New York Codes, Rules and Regulations § 1004.7, an application to renew such registrations must be filed with the NYSDOH between six and four months prior to the expiration date, must include information prepared in the manner and detail as the commissioner may require, and should be accompanied by application fees and registration fees. Applications completed in accordance with § 1004.7 would be expected to receive the applicable renewed license in a timely manner.

On October 8, 2019, the Company closed the acquisition of GSC, the parent entity of Valley Ag, for consideration consistent of cash, deferred consideration, equity and contingent consideration based upon the achievement or occurrence of certain milestones or events, all totaling $129,574 thousand. Valley Ag is one of the ten holders of a vertically integrated license from NYSDOH allowing for the cultivation and processing of medical cannabis as well as the establishment of four medical cannabis dispensaries in the state of New York. To date, Valley Ag has four (4) dispensaries and a processing facility open. Valley Ag has successfully renewed their initial licenses and all licenses are, as of the date hereof, active with the State of New York.

Through the aforementioned agreements and regulatory approval, Cresco now has a license for a cultivation and manufacturing facility within the state of New York, as well as four (4) dispensary locations strategically located across the state.

Massachusetts Operations

The Massachusetts medical cannabis market was established through “An Act for the Humanitarian Medical Use of Marijuana” in November 2012 when voters passed Ballot Question 3 “Massachusetts Medical Marijuana Initiative” with 63% of the vote. The first Massachusetts dispensary opened in June 2015 and by November 2016, Massachusetts voters legalized adult-use cannabis by passing ballot Question 4 – Legalize Marijuana with 54% of the vote. In July 2017, Governor Baker signed legislation that would lay the groundwork for the state’s adult-use market. The Cannabis Control Commission (the state’s regulatory body which creates regulations for both the medical and adult-use market) aimed to officially launch adult-use sales on July 1, 2018, but stumbling blocks such as a lack of licensed testing labs and disagreements between officials and businesses had slowed the rollout, as sales for adult-use cannabis officially began in November 2018.

The Cannabis Control Commission oversees the medical and adult-use cannabis programs. Each medical licensee must be vertically integrated and may have up to two locations. Licensed medical dispensaries are given priority in adult-use licensing. Adult-use cultivators will be grouped into 11 tiers of production (ranging from up to 5,000 square feet to no larger than 100,000 square feet) and regulators will move a licensee down to a lower tier if that licensee has not shown an ability to sell at least 70 percent of what it produced. Medical dispensaries that wish to add the ability to sell cannabis products to nonpatients will be required to reserve 35 percent of their inventory or the six-month average of their medical cannabis sales for medical cannabis patients. In order to achieve an adult-use license, a prospective licensee must first sign a “Host Community Agreement” with the town in which it wishes to locate. Roughly two-thirds of municipalities in the state have a ban or moratorium in place that prohibits cannabis businesses from operating within their jurisdiction. In both the medical and adult-use markets, extracted oils, edibles, and flower products are permitted, as well as wholesaling.

On or about November 19, 2018, Cresco entered into a definitive agreement to acquire 100% of the shares and membership interests, as applicable, of HHH and an affiliated real estate entity for consideration consisting of cash and the assumption of certain indebtedness. HHH holds a final certificate of registration from the State of Massachusetts Department of Health that allows for cultivation, manufacturing and processing, and the establishment and operation of a medical cannabis dispensary in Fall River, Massachusetts. The final certificate of registration allows HHH the ability to apply for up to two additional such licenses. HHH holds a final license from the Massachusetts Cannabis Control Commission that allows for cultivation, manufacturing and processing, and the establishment and operation of an adult-use cannabis dispensary in Fall River, Massachusetts. On October 1, 2019, Cresco Labs, LLC acquired HHH via certain agreements giving it operational control before cash consideration was settled. In January 2020, HHH entered into a host community agreement with the municipality of Fall River to allow for the siting of a medical/adult-use cannabis dispensary. On February 7, 2020, the Company announced the legal close of the acquisition and cash funding of $27,500 thousand. The closing coincided with state approval allowing recreational cannabis sales at the Company’s Fall River dispensary.

Michigan Operations

In November 2008, Michigan residents approved the Michigan Medical Marihuana Act (the “MMMA”) to provide a legal framework for a safe and effective medical marijuana program. In September 2016, the Michigan Senate passed the Medical Marihuana Facilities Licensing Act (the “MMFLA”) and the Marihuana Tracking Act (the “MTA” and together with the MMMA and the MMFLA, the “Michigan Cannabis Regulations”) to provide a comprehensive licensing and tracking scheme, respectively, for the medical marijuana program. Additionally, the Michigan Department of Licensing and Regulatory Affairs and its licensing board (“LARA”) has supplemented the Michigan Cannabis Regulations with “Emergency Rules” to further clarify the regulatory landscape surrounding the medical marijuana program. LARA is the main regulatory authority for the licensing of marijuana businesses.

Under the MMFLA, LARA administrates five types of “state operating licenses” for medical marijuana businesses: (a) a “grower” license, (b) a “processor” license, (c) a “secure transporter” license, (d) a “provisioning center” license and (e) a “safety compliance facility” license. There are no stated limits on the number of licenses that can be made available on a state level; however, LARA has discretion over the approval of applications and municipalities can pass additional restrictions.

On November 6, 2018, Michigan voters approved Proposal 1, to make marijuana legal under state and local law for adults 21 years of age or older and to control the commercial production and distribution of marijuana under a system that licenses, regulates, and taxes the businesses involved. The act will be known as the Michigan Regulation and Taxation of Marihuana Act. According to Proposal 1, LARA is required to start accepting applications for retail (recreational) dispensaries within 12 months of the measure’s effective date.

On March 25, 2019, the Company announced that its affiliate had completed the most comprehensive portion of Michigan’s application process, being pre-qualified for a cultivation and processing license by the Department of Licensing and Regulatory Affairs Medical Marihuana Licensing Board. The pre-qualification represents the authorization of the entity to move forward with the licensing process for its intended facilities.

On November 13, 2019, the state’s Marijuana Regulatory Agency announced any existing medically licensed businesses would be allowed to sell recreational-use cannabis beginning December 1, 2019. On March 5, 2020, the Company’s affiliate was issued a medical processing license to begin manufacturing and processing flower into edible medical marijuana products and/or medical marijuana-infused products. It is estimated that Michigan has over 280,000 medical marijuana patients, which represents the second largest medical marijuana patient based in the United States.

On March 16, 2020, the Company’s affiliate received pre-qualification to operate in the adult-use market and expects to receive an adult-use processor license in late May or early June of 2020.

Components of Our Results of Operations

Revenue

We derive the majority of our revenue from wholesale of cannabis products to dispensary locations which, for the three months ended March 31, 2020, represents approximately 58% of our revenue. Revenue from company-owned retail dispensary locations, for the three months ended March 31, 2020 represents the remaining 42%. Retail revenue includes medical and adult-use cannabis sales in the United States along with nicotine vape sales in Canada.

Gross Profit

Gross profit is calculated as revenue less cost of sales – production costs, which includes cultivation costs of biological assets; realized changes in fair value of inventory sold; and unrealized gain (loss) on changes in fair value of biological assets. Cost of sales – production costs includes the direct costs attributable to the production of the products sold and is comprised of the following:

•	Direct labor costs: These expenses include all salaries, benefits, and taxes for all employees at the facility.

•	Direct supplies: The total direct material cost for maintenance of the plants, the supplies and nutrients, and the production expenses and equipment used to process medical marijuana.

•	Facility expenses: The facility expense for the cultivation operations is the cost for the facility, utilities, property taxes, maintenance, and costs associated with monitoring the security systems.

•

Other operating expenses: These expenses include all costs associated with the facility itself including: insurance, community outreach programs, professional services, uniforms, employee training programs, tracking and inventory management systems, product testing, distribution, business development, and information technology and license renewal fees.

Cultivation costs of biological assets are comprised of cannabis plant costs and are immediately expensed in cost of sales – production costs in the period in which they are incurred.

In addition to market fluctuations, cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis products. The changes in regulatory environments may create fluctuations in gross profit over comparative periods.

Selling, General and Administrative Expenses (“SG&A”)

SG&A expenses consist mainly of salary and benefits costs of executive and back office staff, consulting and professional fees such as legal and accounting, office, advertising and marketing, excise taxes, travel and entertainment and share-based compensation.

Selling costs generally correlate to revenue. As a percentage of sales, we expect SG&A costs to decrease as our business continues to grow. The decrease is expected to be driven primarily by efficiencies associated with scaling the business.

For the three months ended March 31, 2020 and 2019, Selling, general and administrative expenses were comprised of the following:

	Three months ended
	March 31,
($ in thousands)	2020	2019
Salaries and related	$18,276	$4,349
Consulting and professional fees	11,152	3,368
Office	4,069	675
Advertising and marketing	3,984	2,290
Excise taxes	1,868	729
Travel and entertainment	1,566	633
Share-based compensation	1,387	2,877
Technology	1,234	190
Intangible asset impairment	1,194	—
Insurance	993	524
Business expansion costs	127	558
Other	803	580

Selling, general and administrative expenses	$46,653	$16,773

Income Taxes

The Company, which is and will continue to be a Canadian corporation, is also expected to be classified for U.S. federal income tax purposes as a United States corporation under Section 7874 of the Code. The Company is subject to income taxes in the jurisdictions in which it operates and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. As the Company operates in the legal cannabis industry, the Company is subject to the limits of the Internal Revenue Code (“IRC”) Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E and a higher effective tax rate than most industries.

Non-IFRS Financial Measures

Operational gross profit, EBITDA and Adjusted EBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS and may not be comparable to similar measures presented by other issuers. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein.

SELECTED FINANCIAL INFORMATION

The Company reports results of operations of its affiliates from the date that control commences, either through the purchase of the business or control through a management agreement. The following selected financial information includes only the results of operations after the Company established control of its affiliates. Accordingly, the information included below may not be representative of the results of operations if such affiliates had included their results of operations for the entire reporting period.

The following table sets forth selected combined financial information for the periods indicated that was derived from our unaudited condensed interim consolidated financial statements and the respective accompanying notes prepared in accordance with IFRS.

The selected combined financial information set out below may not be indicative of the Company’s future performance:

	Three months ended
	March 31,
($ in thousands)	2020	2019	$ Change	% Change
Revenue	$66,380	$21,055	$45,325	215%
Cost of sales - production costs	(46,200)	(14,714)	(31,486)	214%
Realized changes in fair value of inventory sold	(24,584)	(15,895)	(8,689)	55%
Unrealized gain on changes in fair value of biological assets	38,544	20,206	18,338	91%
Gross profit	34,140	10,652	23,488	221%
Total expenses	51,272	17,746	33,526	189%
Total other income (expense), net	7,163	(517)	7,680	nm %
Income tax (expense) recovery	(3,462)	37	(3,499)	nm %
Net loss	(13,431)	(7,574)	(5,857)	77%
Net loss attributable to Cresco Labs Inc.	(7,389)	(6,227)	(1,162)	19%

The following table provides a reconciliation of the Company’s gross profit to operational gross profit (non-IFRS):

	Three months ended
	March 31,
($ in thousands)	2020	2019	$Change	% Change
Revenue	$66,380	$21,055	$45,325	215%
Cost of sales - production costs[1]	(46,200)	(14,714)	(31,486)	214%
Realized changes in fair value of inventory sold	(24,584)	(15,895)	(8,689)	55%
Unrealized gain on changes in fair value of biological assets	38,544	20,206	18,338	91%

Gross profit	34,140	10,652	23,488	221%

Cultivation costs expensed under IAS 41[2]	6,050	3,043	3,007	99%
Net impact of fair value of biological assets	(13,960)	(4,311)	(9,649)	224%
Expansion, relaunch and rebranding costs[3]	3,881	—	3,881	100%
Fair value mark-up for acquired inventory	1,889	—	1,889	100%

Operational gross profit (Non-IFRS)	$32,000	$9,384	$22,616	241%

Operational gross profit % (Non-IFRS)	48.2%	44.6%

[1]	Production (cultivation, manufacturing and processing) costs related to products sold during the period.
[2]	Costs would be capitalized under IAS 2 and do not relate to costs of inventory sold in the period.
[3]	Impact of non-core third-party product costs and samples/discounts to expand footprint and relaunch in certain markets.

The following table provides a reconciliation of the Company’s net loss to adjusted EBITDA (non-IFRS):

	Three months ended
	March 31,
($ in thousands)	2020	2019	$ Change	% Change
Net loss[1]	$(13,431)	$(7,574)	$(5,857)	77%
Depreciation and amortization	8,368	2,759	5,609	203%
Interest expense, net	8,216	419	7,797	nm %
Income tax expense (recovery)	3,462	(37)	3,499	nm %

Earnings before interest, taxes, depreciation, and amortization (EBITDA) (Non-IFRS)	$6,615	$(4,433)	$11,048	249%

Expansion, relaunch and rebranding costs[2]	3,881	—	3,881	100%
Other (income) expense, net	(15,523)	134	(15,657)	nm %
Loss (income) from investment in associate	144	(36)	180	nm %
Cultivation costs expensed under IAS 41[3]	6,050	3,043	3,007	99%
Adjustments for acquisition, financing and other non-core costs	11,843	2,458	9,385	382%
Management incentive compensation (share-based)	2,235	3,008	(773)	(26)%
Fair value mark-up for acquired inventory	1,889	—	1,889	100%

Adjusted EBITDA (Non-IFRS)	$17,134	$4,174	$12,960	310%

Net impact of fair value of biological assets	(13,960)	(4,311)	(9,649)	224%

Adjusted EBITDA (Non-IFRS), net of impact of biological assets	$3,174	$(137)	$3,311	nm %

[1]	Net loss includes amounts attributable to non-controlling interest.
[2]	Impact of non-core third-party product costs and samples/discounts to expand footprint and relaunch in certain markets.
[3]	Costs would be capitalized under IAS 2 and do not relate to costs of inventory sold in the period.

Three Months Ended March 31, 2020 Compared to Three Months Ended March 31, 2019

Revenue

Revenue for the three months ended March 31, 2020 was $66,380 thousand, an increase of $45,325 thousand, or 215%, compared to revenue of $21,055 thousand for the three months ended March 31, 2019. The increase in revenue was driven by the acquisitions of Origin House, Valley Ag and HHH and continued growth in the states where the Company operates.

Cost of Sales – Production Costs, Gross Profit, and Operational Gross Profit (non-IFRS)

Cost of sales – production costs for the three months ended March 31, 2020 was $46,200 thousand, an increase of $31,486 thousand compared to cost of sales – production costs of $14,714 thousand for the three months ended March 31, 2019. The increase was primarily attributable to the Origin House, Valley Ag and HHH acquisitions and increased cultivation capacity in the Illinois and Pennsylvania markets. This also included net cultivation costs which were immediately expensed under the Company’s accounting policy for biological assets of $6,050 thousand and $3,043 thousand in the three months ended March 31, 2020 and 2019, respectively.

Gross profit increased primarily due to the increase in revenue from the prior-year quarter. Operational gross profit for the first quarter of 2020, a non-IFRS measure which excludes the impact of biological assets accounting and cultivation costs immediately expensed, as discussed above, was $32,000 thousand, compared to an operational gross profit of $9,384 thousand for the prior year. Operational gross profit reflects revenue less costs related to products sold in the period. The increase of $22,616 thousand from the prior year was primarily driven by the addition of Origin House, Valley Ag and HHH, organic growth and greater scale and improved operational efficiencies in its established Illinois and Pennsylvania markets. Operational gross profit percentage of approximately 48.2% was higher when compared with the prior year, as the benefit of operational efficiencies in the Company’s more established markets exceeded the impact of emerging and recently acquired businesses where the Company is focused on footprint expansion and relaunching Cresco-branded products. The Company expects margin expansion as these operations scale.

Total Expenses

Total expenses for the three months ended March 31, 2020 were $51,272 thousand, an increase of $33,526 thousand compared to total expenses of $17,746 thousand for the three months ended March 31, 2019. The increase in total expenses was attributable to acquisition and other non-core costs, depreciation and amortization, as well as significant investments in our team and operational infrastructure to drive strategic initiatives that better position the Company for future growth.

Total Other Income (Expense)

Total other income for the three months ended March 31, 2020 was $7,163 thousand, a change of $7,680 thousand compared to other expense of $517 thousand for the three months ended March 31, 2019. The increase in total other income (expense) was primarily due to unrealized gains recognized on financial instruments carried at fair value, partially offset by higher interest expense resulting from the loan agreements the Company entered into and acquired during the period. See Notes 17 and 20 in the unaudited condensed interim consolidated financial statements for the periods ended March 31, 2020 and 2019 for more information.

Provision for Income Taxes

Income tax expense for the three months ended March 31, 2020 was $3,462 thousand compared to a recovery of $37 thousand in the prior period. The change was due to increased amounts of permanently nondeductible expenses under Section 280E.

Net Loss and Adjusted EBITDA (non-IFRS)

Net loss for the three months ended March 31, 2020 was $13,431 thousand, compared to a net loss of $7,574 thousand for the three months ended March 31, 2019. Higher gross profit in the current year was more than offset by higher operating expenses and current period income tax expense.

Adjusted EBITDA, a non-IFRS measure which excludes non-cash items such as depreciation and amortization, net interest expense, income taxes, other income and expense, as well as share-based compensation and acquisition and other non-core costs, was $17,134 thousand and $4,174 thousand for the three months ended March 31, 2020 and 2019, respectively. Excluding the impact of biological assets, adjusted EBITDA was $3,174 thousand and $(137) thousand for the three months ended March 31, 2020 and 2019, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Overview

As of March 31, 2020, the Company held $68,581 thousand in cash and cash equivalents, $2,795 thousand in restricted cash and $75,059 thousand of working capital compared to December 31, 2019, where we held $49,102 thousand in cash and cash equivalents, $5,050 thousand in restricted cash and $9,169 thousand of working capital. The increase of $65,890 thousand in working capital was primarily due to an increase in inventory and cash and cash equivalents as well as a decrease in deferred consideration, contingent consideration and other payables between periods.

We expect that our cash on hand and cash flows from operations, along with private and/or public financing, will be adequate to meet our capital requirements and operational needs for the next 12 months.

Cash Flows

Operating Activities

Net cash used in operating activities was $40,101 thousand for the three months ended March 31, 2020, an increase of $33,420 thousand compared to net cash used in operating activities of $6,681 thousand for the three months ended March 31, 2019. The increase in net cash used in operating activities was primarily due to timing of working capital requirements in the current period driven by increased costs associated with our expansion in new and existing markets as well as higher non-core and acquisition-related costs.

Investing Activities

Net cash used in investing activities was $38,641 thousand for the three months March 31, 2020, an increase of $21,158 thousand compared to $17,483 thousand used in investing for the three months ended March 31, 2019. The increase in net cash used in investing activities was primarily due to increases in purchases of property and equipment as the Company continues to expand its operations and payment of deferred consideration related to prior-year acquisitions, partially offset by proceeds received from sale and leaseback transactions.

Financing Activities

Net cash provided by financing activities was $95,020 thousand for the three months ended March 31, 2020, a change of $95,483 thousand compared to $463 thousand of cash used in financing activities for the three months ended March 31, 2019. The increase in net cash provided by financing activities was primarily due to proceeds from the issuance of long-term debt during the period.

CONTRACTUAL OBLIGATIONS

As of March 31, 2020, maturities of lease liabilities were as follows:

($ in thousands)
2020	$16,143
2021	21,238
2022	21,542
2023	22,404
2024	22,917
Thereafter	271,816

Total lease payments	376,060

Less: interest	(227,491)
Less: tenant improvement allowance	(13,758)

Present value of lease liabilities	134,811

Less: short-term lease liabilities	(18,030)

Present value of long-term lease liabilities	$116,781

In addition to the future minimum rentals disclosed above, the Company is responsible for real estate taxes and common operating expenses incurred by the building or facility in which it leases space. Additionally, Cresco will continue to invest in its facilities through construction and other capital expenditures as it expands its footprint in existing and new markets.

OFF-BALANCE SHEET ARRANGEMENTS AND PROPOSED TRANSACTIONS

The Company has no material undisclosed off-balance sheet arrangements or proposed transactions that have, or are reasonably likely to have, a current or future effect on its results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that are material to investors.

RELATED PARTY TRANSACTIONS

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors. Aside from key management personnel compensation and the lease and lending arrangements described below for the three months ended March 31, 2020, there were no material transactions with or changes to other related party balances relative to the period ended December 31, 2019. Key management personnel compensation for the three months ended March 31, 2020 and 2019 are as follows:

	Three months ended
	March 31,
($ in thousands)	2020	2019
Management compensation	$1,411	$527
Share-based compensation expense	1,172	1,391

Total	$2,583	$1,918

As of March 31, 2020 and December 31, 2019, the Company had receivables of $204 thousand and $712 thousand, respectively, with key management personnel.

For both periods ending March 31, 2020 and December 31, 2019, the Company had payables of $113 thousand with key management personnel.

Key management personnel hold 85,550 thousand redeemable units of Cresco Labs, LLC, which is equal to $76,922 thousand of Non-controlling interests as of March 31, 2020.

As of March 31, 2020, the Company had borrowings with related parties of $8,250 thousand related to the Company’s Term Loan. See Note 14 for additional details.

The Company has lease liabilities for real estate lease agreements in which the lessors have minority interest in SLO and MedMar, Inc. The lease liabilities were incurred in January 2019 and will expire in December 2027 through 2050.

Below is a summary of the expense resulting from the related party lease liabilities for the periods ended March 31, 2020 and 2019.

	Three months ended		Three months ended
	March 31, 2020		March 31, 2019
	Depreciation	Interest	Depreciation	Interest
($ in thousands)	expense	expense	expense	expense
Finance lease liability; lessor has minority interest in SLO	$82	$403	$99	$399
Finance lease liability; lessor has minority interest in MedMar Rockford, LLC	16	21	16	22
Finance lease liability; lessor has minority interest MedMar Lakeview, LLC	22	22	23	22

Additionally, below is a summary of the ROU assets and lease liabilities attributable to related party lease liabilities. The ROU asset and lease liability for SLO’s lease assumes all lease extension options are exercised.

	As of		As of
	March 31, 2020		December 31, 2019
($ in thousands)	ROU asset	Lease liability	ROU asset	Lease liability
Finance lease liability; lessor has minority interest in SLO	$9,627	$11,846	$9,930	$11,727
Finance lease liability; lessor has minority interest in MedMar Rockford, LLC	633	689	649	694
Finance lease liability; lessor has minority interest MedMar Lakeview, LLC	681	733	643	686

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments are held at amortized cost (adjusted for impairments or expected credit losses, as applicable) or fair value through profit or loss (“FVTPL”). The carrying values of financial instruments held at amortized cost approximate their fair values as of March 31, 2020 and December 31, 2019 due to their nature and relatively short maturity date. Financial assets and liabilities with embedded derivative features are carried at FVTPL.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels valuing these assets during the year.

Unless otherwise noted, the Company considers all financial instruments measured at FVTPL to be Level 1 instruments.

The following table summarizes the Company’s financial instruments as of March 31, 2020 and December 31, 2019:

	March 31,	December 31,
($ in thousands)	2020	2019
Financial Assets:
Cash and cash equivalents	$68,581	$49,102
Restricted cash	2,795	5,050
Accounts receivable, net	14,211	16,455
Loans receivable, short-term	3,143	644
Loans receivable, long-term	16,852	18,633
Security deposits	2,026	1,084
Financial Liabilities:
Accounts payable and other accrued expenses	$57,625	$62,834
Short-term borrowings	20,787	—
Current portion of lease liabilities	18,030	12,019
Deferred consideration, contingent consideration and other payables	22,810	59,940
Derivative liabilities	203	178
Derivative liabilities - long-term	4,902	15,243
Lease liabilities	116,781	82,856
Deferred and contingent consideration	9,500	21,901
Long-term notes payable and loans payable	95,555	550

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes:

i.	Credit and Banking Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at March 31, 2020 and December 31, 2019 is the carrying amount of cash, accounts receivable and loans receivable. The Company does not have significant credit risk with respect to its customers or loan counterparties, based primarily on cannabis industry growth in our key markets and the low interest rate environment. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry have passed the House of Representatives, but has not yet been voted on within the Senate. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept and deposit funds from businesses involved with the cannabis industry.

The novel coronavirus or COVID-19 was declared a pandemic by the World Health Organization on March 12, 2020 and has caused significant economic uncertainty and consequently it is difficult to reliably measure the potential impact of this uncertainty on our future financial results.

ii.	Asset Forfeiture Risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

iii.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In February 2020, the Company entered into a non-brokered credit agreement for a senior secured term loan with an initial principal balance of $100,000 thousand. The Company will continue to raise capital as needed to fund operations and expansion. The maturity analysis for lease obligations is located at Note 7 of the Company’s unaudited condensed interim consolidated financial statements.

iv.	Market Risk

a.	Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. As of March 31, 2020 and December 31, 2019, the Company’s financial assets and liabilities are denominated primarily in U.S. dollars. However, from time to time some of the Company’s financial transactions are denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks. The Company recorded a $600 thousand foreign exchange gain related to warrants during the three months ended March 31, 2020.

As of March 31, 2020 and December 31, 2019, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

b.	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company calculates an incremental borrowing rate to use in the valuation of its financial instruments. The Company’s effective interest rates for its Term Loan range from 15.9% to 16.7% and the stated interest rate ranges from 12.7% to 13.2% based on the term elected by the lender. The Company’s weighted average effective interest rate for its Opaskwayak Cree Nation (“OCN”) loan is 23.8% and its stated interest rate is 10%. See Note 14 of the Company’s unaudited condensed interim consolidated financial statements for further information.

c.	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to derivative liabilities, contingent consideration and liability classified restricted stock units that are valued based on the Company’s own stock price. An increase or decrease in stock price by 10% would result in an associated increase or decrease in fair value and Other income (expense), net of $2,072 thousand.

d.	Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations, and financial condition. Currently, state licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to section 280E, which bars businesses from deducting all expenses except their cost of sales when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations. See Note 24 of the Company’s unaudited condensed interim consolidated financial statements for the Company’s disclosure of uncertain tax positions.

e.	Regulatory Risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operation, and financial condition.

The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state and national levels. Although regulatory outlook on the cannabis industry has been moving in a positive trend, the Company is aware of the effect that unforeseen regulatory changes can have on the goals and operations of the business as a whole.